UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Towers Watson & Co.
(Name of Applicant)
875 Third Avenue
New York, NY 10022
(Address of Principal Executive Offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount

Subordinated Notes due March 15, 2012	$200,000,000 aggregate principal amount
Approximate date of proposed public offering:
As promptly as practicable after the date of this Application for Qualification
Name and Address of Agent for Service:
John J. Haley
Chairman of the Board of Directors and Chief Executive Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022
With copies to:

Charles J. Conroy, Esq. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005 (212) 530-5000	Walter W. Bardenwerper, Esq. Neil D. Falis, Esq. Towers Watson & Co. 901 North Glebe Road Arlington, Virginia 22203-1853 (703) 258-8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the SEC, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the Applicant.

GENERAL
     1. GENERAL INFORMATION.
     (a) Form of organization: the issuer of the New Notes (as defined below) is Towers Watson & Co. (the “Company”), which is a corporation.
     (b) State or other sovereign power under which organized: the Company is organized under the laws of the State of Delaware.
     2. SECURITIES ACT EXEMPTION APPLICABLE.
     The Company is planning to offer (the “Exchange Offer”) to exchange shares of its Class B-1 Common Stock, par value $0.01 per share (the “Class B-1 Stock”), for unsecured subordinated notes due March 15, 2012 (the “New Notes”), upon the terms and subject to the conditions set forth in the Offer to Exchange Shares of Class B-1 Common Stock for Unsecured Subordinated Notes due March 15, 2012 (the “Offer to Exchange”). The Company may issue up to $200,000,000 aggregate principal amount of the New Notes. The aggregate principal amount of the New Notes actually issued pursuant to the Exchange Offer will depend on the amount of Class B-1 Stock validly tendered and accepted for exchange pursuant to the Exchange Offer. The definitive terms and conditions of the Exchange Offer will be contained in the offer documents, which are filed as Exhibits T3E.1 through T3E.3 hereto and incorporated herein by reference.
     The Company intends to make the Exchange Offer in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(9) thereof, based upon the following facts:
•	The New Notes will be offered by the Company to its existing security holders exclusively and solely in exchange for its Class B-1 Stock.

•	No sales of securities of the same class as the New Notes have been or are to be made by the Company or by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed.

•	The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

•	The Company has not retained a dealer-manager in connection with the Exchange Offer.

•	No holder of Class B-1 Stock has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable withholding or other taxes in accordance with the terms of the Exchange Offer.
AFFILIATIONS
     3. AFFILIATES.
     For the purposes of this application only, the directors and executive officers of the Company named in response to Item 4 hereof and the principal owners of the Company’s voting securities named in response to Item 5 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons in relation to the Company.
     The following is a list of all wholly owned or majority owned direct and indirect subsidiaries, and other affiliate companies, of the Company, all of which are considered affiliate companies, as of the date of this application.

	Jurisdiction of
Company Name	Formation	Percentage
Towers Watson Argentina S.A.	Argentina	100%
Watson Wyatt Australia Pty Ltd	Australia	100%
Wycomp Pty Ltd	Australia	100%
Watson Wyatt Superannuation Pty Ltd	Australia	100%
Classic Solutions Australia Pty Limited	Australia	100%
Classic Solutions Holding Pty Limited	Australia	100%
Classic Solutions Pty. Limited	Australia	100%
International Survey Research Pty Ltd	Australia	100%
Towers Watson Austria GmbH	Austria	100%
Watson Wyatt Insurance and Financial Services SA	Belgium	100%
Watson Wyatt NV	Belgium	100%
Tillinghast, Nelson & Warren (Bermuda), Ltd.	Bermuda	100%
Towers Watson Assessoria Empresarial Ltda	Brazil	100%
Towers Watson Corretora e Consultoria de Seguros Ltda.	Brazil	100%
Towers Watson Consultoria Ltda.	Brazil	100%
Towers Watson ULC	Canada	100%
Towers Perrin Canada ULC	Canada	100%
Towers Watson Canada Inc.	Canada	100%
Towers Perrin Risk Capital (Canada) Inc.	Canada	100%
TP Financial Advisers Inc.	Canada	100%
Towers Watson Chile S.A.	Chile	99.98%
Corredores de Seguros Towers Watson Limitada	Chile	99.99%
Watson Wyatt Consultancy (Shanghai) Ltd	China	100%
Watson Wyatt Consultancy (Shenzhen) Ltd	China	100%
Towers Watson Management Consulting (Shenzhen) Consulting Co., Ltd.	China	100%
Towers Watson Consultores Colombia S.A.	Colombia	100%
Watson Wyatt SARL	France	100%
ISR International Survey Research SARL	France	100%
Towers Watson (Düsseldorf) GmbH	Germany	100%
Watson Wyatt Insurance Consulting GmbH	Germany	100%
Towers Watson Deutschland GmbH	Germany	100%
Towers Watson Versicherungsservice GmbH	Germany	100%
Towers Watson Verlag GmbH	Germany	100%
Heissmann Consultants GmbH	Germany	100%
PM&S Pensions-management und Sicherungs-Treuhand AG	Germany	100%
Towers Watson Pension Service GmbH	Germany	100%
ISR International Survey Research GmbH	Germany	100%
Rauser Towers Perrin AG	Germany	100%

	Jurisdiction of
Company Name	Formation	Percentage
D.C. Vorsorge Trust GmbH	Germany	100%
Zeitinvest-Service GmbH	Germany	75%
Towers Watson GmbH	Germany	100%
Towers Watson Holding GmbH	Germany	100%
Towers Perrin Share Plan Services (Guernsey) Limited	Guernsey	100%
Watson Wyatt Insurance Consulting Ltd	Hong Kong	100%
Watson Wyatt Hong Kong Limited	Hong Kong	100%
Watson Wyatt Investment Consulting Hong Kong Limited	Hong Kong	100%
Watson Wyatt Kft	Hungary	100%
Watson Wyatt Insurance Consulting Private Ltd	India	100%
Watson Wyatt India Private Limited	India	100%
PT Watson Wyatt Purbajaga	Indonesia	60%
PT Watson Wyatt Indonesia	Indonesia	60%
Watson Wyatt (Ireland) Limited	Ireland	100%
Watson Wyatt Consulting Limited	Ireland	100%
BCI Trustees Limited	Ireland	100%
Watson Wyatt Italia Srl	Italy	100%
Watson Wyatt Insurance Consulting KK	Japan	100%
Watson Wyatt KK	Japan	100%
Watson Wyatt Luxembourg SARL	Luxembourg	100%
Towers Perrin Luxembourg Holdings S.A.R.L.	Luxembourg	100%
Watson Wyatt (Malaysia) Sdn Bhd	Malaysia	100%
International Survey Research Sdn. Bhd.	Malaysia	100%
Towers Perrin (Malaysia) Sdn. Bhd.	Malaysia	100%
Watson Wyatt Holdings (Mauritius) Limited	Mauritius	100%
Towers Watson Consultores Mexico S.A. de C.V.	Mexico	100%
Towers Watson de Mexico, SA de CV	Mexico	100%
Watson Wyatt European Region BV	Netherlands	100%
Towers Watson Risk Consulting BV	Netherlands	100%
Towers Watson BV	Netherlands	100%
Towers Perrin Leasing B.V.	Netherlands	100%
Towers Watson Netherlands BV	Netherlands	100%
Watson Wyatt Philippines, Inc.	Philippines	100%
Watson Wyatt (Portugal) Unipessoal Limitada	Portugal	100%
Watson Wyatt Puerto Rico, Inc.	Puerto Rico	100%
Watson Wyatt, Limited Liability Company	Russia	100%
Watson Wyatt Insurance Consulting Pte Ltd	Singapore	100%
Watson Wyatt Singapore Pte Ltd	Singapore	100%
International Survey Research (AMEA) Pte Ltd	Singapore	100%
Watson Wyatt Insurance Consulting (Spain) SA	Spain	100%
Watson Wyatt de Espana SA	Spain	100%

	Jurisdiction of
Company Name	Formation	Percentage
Watson Wyatt AB	Sweden	100%
Watson Wyatt AG	Switzerland	100%
Watson Wyatt (Thailand) Limited	Thailand	100%
Watson Wyatt Middle East (L.L.C.)	United Arab Emirates (Dubai)	49%
Towers Watson (Dubai) Limited	United Arab Emirates (DIFC, Dubai)	100%
Towers Watson Limited	United Kingdom	100%
Watson Wyatt Holdings Limited	United Kingdom	100%
Watson Wyatt Trustees Limited	United Kingdom	100%
The Wyatt Company Holdings Limited	United Kingdom	100%
Watson Wyatt Services Limited	United Kingdom	100%
Watson Wyatt Pretium Limited	United Kingdom	100%
Watson Wyatt Holdings (Europe) Limited	United Kingdom	100%
Watson Wyatt International Limited	United Kingdom	100%
Watson Wyatt Insurance & Financial Services Consulting Holdings Limited	United Kingdom	100%
Watson Wyatt European Region Limited	United Kingdom	100%
Watson Wyatt European Investment Holdings Limited	United Kingdom	100%
Watsons Pensioneer Trustees Limited	United Kingdom	100%
Watson Wyatt (UK) Acquisitions 1 Limited	United Kingdom	100%
PCL Limited	United Kingdom	100%
PCL 1991 Limited	United Kingdom	100%
Wyatt Trustee Limited	United Kingdom	100%
The Wyatt Company (UK) Limited	United Kingdom	100%
Wyatt Pension Plan Trustee Limited	United Kingdom	100%
Wyatt Financial Services Limited	United Kingdom	100%
Watsons International Limited	United Kingdom	100%
RWS Trustee Limited	United Kingdom	100%
Watson Wyatt Healthcare Trustees Limited	United Kingdom	100%
Watson Wyatt (UK) Acquisitions 2 Limited	United Kingdom	100%
Watson Wyatt European Investment Limited Partnership	United Kingdom	100%
Classic Solutions UK Limited	United Kingdom	100%
Clayton Group Limited	United Kingdom	100%
Towers Watson (Re)Insurance Brokers Ltd.	United Kingdom	100%
Denis M. Clayton (Holdings) Limited	United Kingdom	100%
ISR L1 Limited	United Kingdom	100%
ISR L2 Limited	United Kingdom	100%
Towers Watson Capital Markets Limited	United Kingdom	100%
Towers Perrin Europe Limited	United Kingdom	100%
Towers Perrin Limited	United Kingdom	100%
Towers Perrin Share Plan Services Limited	United Kingdom	100%
Towers Perrin UK Holdings Limited	United Kingdom	100%

	Jurisdiction of
Company Name	Formation	Percentage
Towers Watson UK Limited	United Kingdom	100%
Towers Perrin (UK) Trustee Company Limited	United Kingdom	100%
Towers Watson Delaware Inc.	Delaware	100%
Towers Watson Data Services, Inc.	Delaware	100%
Towers Watson Investment Services, Inc.	Delaware	100%
Watson Wyatt Insurance Consulting, Inc.	Delaware	100%
Towers Watson Risk Consulting, Inc.	Delaware	100%
Watson Wyatt Canadian Holdings, Inc.	Delaware	100%
Watson Wyatt European Investment Holdings, Inc.	Delaware	100%
Watson Wyatt European Investment Holdings 1, LLC	Delaware	100%
Watson Wyatt European Investment Holdings 2, LLC	Delaware	100%
Towers Watson Delaware Holdings Inc.	Delaware	100%
Towers Watson Middle East Holdings LLC	Delaware	100%
VIPitech LLC	Delaware	100%
Towers Perrin Capital Corp.	Delaware	100%
Towers Watson Capital Markets Inc.	Delaware	100%
TPF&C Delaware LLC	Delaware	100%
TPF&C Holdings, Inc.	Delaware	100%
TP Finance Co.	Delaware	100%
TP Property Financing LLC	Delaware	100%
Watson Wyatt International, Inc.	Nevada	100%
TPF&C International Inc.	Pennsylvania	100%
Towers Watson Pennsylvania Inc.	Pennsylvania	100%
Professional Consultants Insurance Company, Inc.	Vermont	72.8%
Stone Mountain Insurance Company	Vermont	100%
Towers Watson Uruguay S.A.	Uruguay	100%
Watson Wyatt Vietnam Company Limited	Vietnam	70%
MANAGEMENT AND CONTROL
     4. DIRECTORS AND EXECUTIVE OFFICERS.
     The names of all directors and executive officers of the Company as of the date of this application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Towers Watson & Co., 875 Third Avenue, New York, New York, 10022; telephone number (212) 725-7550.

Name	Office
John J. Haley	Chairman of the Board of Directors and Chief Executive Officer
Mark V. Mactas	Deputy Chairman of the Board of Directors, Chief Operating Officer and President
Walter W. Bardenwerper	Vice President, General Counsel and Secretary
Robert J. Charles	Managing Director, Asia-Pacific
James K. Foreman	Managing Director, North America

Name	Office
Julie J. Gebauer	Managing Director, Talent & Rewards
Luiz Roberto Gouvêa	Managing Director, Latin America
Patricia L. Guinn	Managing Director, Risk & Financial Services
Roger G. Millay	Vice President & Chief Financial Officer
Chandrasekhar (Babloo) Ramamurthy	Managing Director, EMEA
Gene H. Wickes	Managing Director, Benefits
Betsy S. Atkins	Director
Victor F. Ganzi	Director
John J. Gabarro	Director
Mark Maselli	Director
Gail McKee	Director
Brendan R. O’Neill	Director
Linda D. Rabbitt	Director
Gilbert T. Ray	Director
Paul Thomas	Director
Wilhelm Zeller	Director
     5. PRINCIPAL OWNERS OF VOTING SECURITIES.
          None.
     6. UNDERWRITERS.
          No person has acted as an underwriter of any securities of the Company during the three years prior to the date of the filing of this application. There is no proposed principal underwriter for the New Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.
CAPITAL SECURITIES
     7. CAPITALIZATION.
          (a) The following tables set forth certain information with respect to each authorized class of securities of the Company as of May 7, 2010.

	Amount
Title of Class	Authorized	Amount Outstanding
Class A common stock, $0.01 par value per share	300,000,000	47,113,248.00
Class B-1 common stock, $0.01 par value per share	31,000,000	12,798,117.77
Class B-2 common stock, $0.01 par value per share	25,000,000	5,561,630.05
Class B-3 common stock, $0.01 par value per share	25,000,000	5,561,630.05
Class B-4 common stock, $0.01 par value per share	12,500,000	5,416,637.70
Class F stock	100,000	100,000
Class R common stock, $0.01 par value per share	13,500,000	0
Class S common stock, $0.01 par value per share	7,000,000	0
Preferred stock, $0.01 par value	2,000,000	0
Subordinated notes due January 2011	$200,000,000	$200,000,000
          (b) The holders of shares of each of the Class A common stock, Class B-1 common stock, Class B-2 common stock, Class B-3 common stock, Class B-4 common stock, Class R common stock and Class S common stock are entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of the stockholders. Shares of Class F stock do not have any voting rights except as required by the General Corporation Law of the State of Delaware.

INDENTURE SECURITIES
     8. ANALYSIS OF INDENTURE PROVISIONS.
     The New Notes will be issued under an indenture (the “Indenture”) between the Company and Wilmington Trust FSB, as trustee (the “Trustee”). The following is a summary of the provisions of the Indenture required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 and is not a complete description of the Indenture provisions discussed. Holders of New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Notes are not described in this analysis. The description makes use of a number of terms defined in the Indenture and is qualified in its entirety by express reference to the Indenture, a form of which is included as Exhibit T3C hereto and incorporated by reference herein.
Events of Default
     Each of the following is an “Event of Default” under the Indenture:
               (a) the Company defaults in any payment of interest on any New Note when due that continues for 30 days,
               (b) the Company defaults in the payment of principal of any New Note when due that continues for 30 days,
               (c) certain events of bankruptcy, insolvency or reorganization of the Company, and
               (d) the failure by the Company to comply with its other agreements contained in the New Notes or the Indenture for 60 days after notice by the Trustee or holders of at least 25% in aggregate principal mount of the outstanding New Notes.
     If an Event of Default (other than an Event of Default relating to clause (c) above) occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of outstanding New Notes by notice to the Company may declare the principal of and accrued but unpaid interest on all the New Notes to be due and payable. If an Event of Default relating to clause (c) above occurs, the principal of and interest on all the New Notes will become immediately due and payable without any declaration of other act on the part of the Trustee or any holders of the New Notes. Under certain circumstances, the holders of a majority in aggregate principal amount of outstanding New Notes may rescind any such declaration and the consequences thereof.
Authentication and Delivery of the New Notes; Use of Proceeds
     One officer of the Company must sign the New Notes for the Company by either manual or facsimile signature. If an officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note will nevertheless be valid.
     A New Note will not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature will be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee will authenticate and make available for delivery upon a written order of the Company, New Notes for original issue in an aggregate principal amount not to exceed $200,000,000. The aggregate principal amount of New Notes outstanding at any time may not exceed $200,000,000, except as provided for in the Indenture.
     The Company will retain possession of the New Notes as custodian for holders of the New Notes. Holders of the New Notes will be entitled to physical delivery of their respective New Note upon written request to the Company. Except for any New Notes delivered to holders of New Notes pursuant to written request by such holders to the Company, the New Notes will at all times be held by the Company as custodian for the holders of the New Notes.
     There will be no proceeds (and therefore no application of proceeds) from the issuance of the New because the New Notes will be issued in exchange for shares of Class B-1 Stock of the Company pursuant to the Offer to Exchange. No provisions are contained in the Indenture with respect to the Company’s use of proceeds of the issuance of the New Notes.

Release and Substitution of Property Subject to the Lien of the Indenture
     The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.
Satisfaction and Discharge
     The Company may discharge its obligations under the New Notes (except for those surviving obligations specifically set forth in the Indenture) when:
               (a) either (i) all the New Notes have been delivered to the Trustee for cancellation, or (ii) the New Notes not delivered to the Trustee for cancellation have become due and payable or an irrevocable notice of redemption with respect to all the New Notes has been sent by the Company in accordance with the Indenture and the Company has irrevocably deposited in trust with the Trustee solely for the benefit of the holders money, government notes or a combination thereof, in an amount sufficient to pay and discharge the entire debt on such New Notes; and
               (b) the Company has paid or caused to be paid all sums payable under the Indenture by the Company.
     Notwithstanding the satisfaction and discharge of the Indenture, certain of the Company’s obligations shall survive as specified in the Indenture.
Evidence as to Compliance with Conditions and Covenants
     The Company will deliver to the Trustee annually (on the anniversary of the issuance of the New Notes) an officers’ certificate, one of the signatories of which will be the Company’s principal executive officer, principal financial officer or principal accounting officer, stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any default and whether or not the signers know of any default, the status of such default and what action the Company is taking or proposes to take with respect thereto. The Company will deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any default or event of default under the Indenture, an officers’ certificate setting forth the details of such default or event of default under the Indenture and the action which the Company proposes to take with respect thereto.
     9. OTHER OBLIGORS.
     None.

CONTENTS OF APPLICATION FOR QUALIFICATION
     This application for qualification comprises:
          (a) Pages one to eleven, consecutively.
          (b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust, FSB, as trustee, under the Indenture to be qualified.*
          (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A	Amended and Restated Certificate of Incorporation of Towers Watson & Co., incorporated by reference to Exhibit 4.1 of the Company’s Form 8-A filed with the Commission on January 4, 2010 (File No. 333-161705).

Exhibit T3B	Amended and Restated Bylaws of Towers Watson & Co., incorporated by reference to Annex H of the Company’s Form S-4/A, Amendment No. 3, filed with the Commission on November 9, 2009 (File No. 333-161705).

Exhibit T3C	Form of Indenture between Towers Watson & Co. and Wilmington Trust, FSB, as trustee, incorporated by reference to Exhibit (d)(1) of the Company’s Tender Offer Statement on Schedule TO filed on May 17, 2010

Exhibit T3D	Not Applicable.

Exhibit T3E.1	Offer to Exchange Shares of Class B-1 Common Stock for Unsecured Subordinated Notes due March 15, 2012, incorporated by reference to Exhibit (a)(1)(A) of the Company’s Tender Offer Statement on Schedule TO filed on May 17, 2010.

Exhibit T3E.2	Letter of Transmittal, incorporated by reference to Exhibit (a)(1)(B) of the Company’s Tender Offer Statement on Schedule TO filed on May 17, 2010.

Exhibit T3E.3	Press Release issued by the Company, dated May 17, 2010, incorporated by reference to Exhibit (a)(5)(A) of the Company’s Tender Offer Statement on Schedule TO filed on May 17, 2010.

Exhibit T3E.4	Canadian Issuer Bid Circular, incorporated by reference to Exhibit (a)(5)(B) of the Company’s Tender Offer Statement on Schedule TO filed on May 17, 2010.

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G*	Statement of eligibility and qualification on Form T-1 of Wilmington Trust FSB, as trustee, under the Indenture to be qualified.

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Towers Watson & Co., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of Arlington and State of Virginia, on the 17th day of May, 2010.

TOWERS WATSON & CO.
(Seal)	By:	/s/ Michael J. O’Boyle
		Name:	Michael J. O’Boyle
		Title:	Treasurer

Attest: /s/ Elaine S. Wiggins
Name:  Elaine S. Wiggins